SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2019

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 001-31220

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Part IV. Line 4i - Schedule of Assets (Held at Year-End)

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants
   and Audit Committee
Community Trust Bancorp, Inc. Savings Plan
Pikeville, Kentucky

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at year-end) at December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of assets (held at year-end) at December 31, 2019, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2006.

Louisville, Kentucky
June 26, 2020

Community Trust Bancorp, Inc.
Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets
Cash	$160	$180

Investments at fair value:
Community Trust Bancorp, Inc. common stock	19,802,924	16,492,020
Mutual funds	45,952,873	37,309,612
Money market funds	4,982,050	4,702,902
Total investments	70,737,847	58,504,534

Receivables:
Trade settlements receivable	0	196,756
Accrued interest and dividends	161,390	161,698
Total receivables	161,390	358,454

Total assets	70,899,397	58,863,168

Liabilities
Trade settlements payable	0	46,491
Excess contributions payable	45,567	33,774
Total liabilities	45,567	80,265

Net assets available for benefits	$70,853,830	$58,782,903

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

Additions:	2019	2018
Contributions:
Participants	$2,524,398	$2,524,648
Employer	1,094,375	1,065,943
Rollovers	63,409	83,226
Total contributions	3,682,182	3,673,817

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	11,156,418	(7,422,433)
Interest and dividends	2,211,434	2,199,338
Total investment income (loss)	13,367,852	(5,223,095)

Deductions:
Benefits paid to participants	(4,979,107)	(7,821,073)

Increase (decrease) in net assets available for benefits	12,070,927	(9,370,351)

Net assets available for benefits:
Beginning of year	58,782,903	68,153,254

End of year	$70,853,830	$58,782,903

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2019 and 2018
and For the Years Ended December 31, 2019 and 2018

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary 401(k) Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours of service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2019 and 2018, the maximum limit on deferral contributions was $19,000 and $18,500, respectively.  Participants age 50 and over may also make a catch-up contributions up to a limit of $6,000 to the Plan for 2019 and 2018.  During 2019 and 2018, CTBI made matching contributions per payroll period equal to 50% of the first 8% of each participant’s deferred compensation contributions, not to exceed 4% of such participant’s compensation.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions if any, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of a variety of investment funds and a CTBI common stock fund.  These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon.  Vesting in CTBI’s contribution portion of their accounts is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited non vested accounts are allocated to the accounts of participants who received an allocation of matching contributions in such plan year and who are employed on the last day of that plan year and is based on compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over a period of 5 years.

Forfeited Accounts and Excess Contributions

At December 31, 2019 and 2018, forfeited non-vested accounts totaled $9,226 and $7,830, respectively. These accounts will be reallocated to participants in the same manner as employer contributions.  Contributions made to the Plan are returned to participants when the Plan fails certain non- discrimination testing.  Excess contributions payable, adjusted for earnings, were $45,567 and $33,774 as of December 31, 2019 and 2018, respectively.  The Plan distributed the 2019 excess contributions before March 15, 2020.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification.  The Plan has been amended since receiving the initial Internal Revenue Service ruling. The most recent document was submitted and the IRS issued a favorable determination letter dated May 7, 2015.  Accordingly, no provision for income taxes has been included in the Plan's financial statements.

4.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

5.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, any employer whose employees are covered by the Plan, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.  During the years ended December 31, 2019 and 2018, the Plan received dividend income of $617,754 and $557,121, respectively.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2019	2018
CTBI common stock (in dollars)	$19,802,924	$16,492,020

Shares outstanding	424,591	416,360

6.  Plan Amendments

On April 22, 2019, the Plan adopted Amendment Number Two, effective May 1, 2019, which made earnings on deferrals eligible for hardship withdrawals and clarified break in service rules.  On November 24, 2019, the Plan adopted Amendment Number Three, effective January 1, 2020, which modifies requirements of hardship distributions.

7.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts distributed to these participants after December 31, 2019 and 2018 were $217,663 and $0 respectively.

8. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 specifies a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2019.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.  Shares of mutual funds are valued at quoted market prices.  The fair values of Community Trust Bancorp, Inc. common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy in which the fair value measurements fall at December 31, 2019 and December 31, 2018:

		Fair Value Measurements as of December 31, 2019 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$19,802,924	$19,802,924	$0	$0
Mutual funds	45,952,873	45,952,873	0	0
Money market funds	4,982,050	4,982,050	0	0
	$70,737,847	$70,737,847	$0	$0

		Fair Value Measurements as of December 31, 2018 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$16,492,020	$16,492,020	$0	$0
Mutual funds	37,309,612	37,309,612	0	0
Money market funds	4,702,902	4,702,902	0	0
	$58,504,534	$58,504,534	$0	$0

9. Subsequent Events

Decline in Market Value

Subsequent to December 31, 2019, the stock market experienced a significant decline in value impacted by the COVID-19 pandemic.  The coronavirus pandemic has caused increased volatility in financial markets and the possibility of prolonged adverse economic conditions.  These changes in economic and financial market conditions could result in decreases in the fair value of Plan investments.  As of June 22, 2020, the fair value of the Plan’s portfolio declined by approximately 11.2% or $7.9 million.  The Plan has no immediate intention to liquidate any significant portion of the portfolio.

SUPPLEMENTAL SCHEDULE

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)
December 31, 2019

Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)	Current Value (e)

Mutual Funds
Dodge & Cox Stock	Equity Fund, 21,115 units	**	4,091,227

Federated MDT Small Cap Core Instl	Equity Fund, 74,224 units	**	1,490,406

MFS Mid Cap Value I	Equity Fund, 145,992 units	**	3,708,199

TIAA-CREF International Eq Idx Instl	Equity Fund, 146,320 units	**	2,924,934

Vanguard 500 Index Admiral	Equity Fund, 52,167 units	**	15,553,121

Vanguard Growth Index Adm	Equity Fund, 24,356 units	**	2,285,602

Vanguard Small Cap Growth Index Admiral	Equity Fund, 30,587 units	**	2,137,121

Vanguard TG Retirement 2015 Inv	Equity Bond Fund, 20,072 units	**	304,694

Vanguard TG Retirement 2020 Inv	Equity Bond Fund 17,607 units	**	572,768

Vanguard TG Retirement 2025 Inv	Equity Bond Fund 22,559 units	**	447,564

Vanguard TG Retirement 2030 Inv	Equity Bond Fund 34,897 units	**	1,271,983

Vanguard TG Retirement 2035 Inv	Equity Bond Fund 19,495 units	**	439,020

Vanguard TG Retirement 2040 Inv	Equity Bond Fund 8,659 units	**	338,816

Vanguard TG Retirement 2045 Inv	Equity Bond Fund 9,673 units	**	238,918

Vanguard TG Retirement 2050 Inv	Equity Bond Fund 5,126 units	**	203,875

Vanguard TG Retirement 2055 Inv	Equity Bond Fund 4,932 units	**	213,004

Vanguard TG Retirement 2060 Inv	Equity Bond Fund 5 units	**	183

William Blair Small-Mid Cap Gr I	Equity Fund, 131,664 units	**	3,553,606

Goldman Sachs Short Duration Instl I	Fixed Bond Fund, 150,094 units	**	1,500,942

Vanguard Target Retirement Income Inv	Equity Bond Fund 12,131 units	**	170,438

Metropolitan West Total Return Bond I	Fixed Bond Fund, 412,301 units	**	4,506,452

			45,952,873
Money Market Funds
Goldman Sachs FS Government FST	Money Market Fund, 4,982,050 shares	**	4,982,050

Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 424,591 shares	**	19,802,924

Total Investments			$70,737,847

* Indicates a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 26, 2020	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer and Treasurer

/s/ Howard W. Blackburn
Howard W. Blackburn
Senior Vice President/Director of Human Resources